
10035753

TEDSTATES
EXCHANGE COMMISSION
ʒton, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67520

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Empire Asset Management Company**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Rector Street, 15th Floor
(No. and Street)

New York	NY	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott P. Flynn, CPA — (212) 736-2220
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lehman, Newman & Flynn, CPA's
(Name – *if individual, state last, first, middle name*)

14 Penn Plaza, Suite 2220	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Gregg Zeoli, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Empire Investment Group LLC D/B/A Empire Asset Management Company, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Danielle Crognale 2/26/10

Notary Public


DANIELLE CROGNALE
STATE OF NEW YORK
NOTARY PUBLIC
Qualified in Nassau County
01CR6187944
MY COMMISSION EXPIRES JUNE 2, 2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SIPC-7T (29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T (29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

017822 FINRA DEC
DEUTSCHE BANK SECURITIES INC. 10*10
MAIL STOP JCY03-0356
ATTN CLIFF GOLDSTEIN FL 3
100 PLAZA ONE
JERSEY CITY NJ 07311-3934

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Cliff Goldstein 201-593-3294

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 18,127,825

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (5,786,178)

8/6/09
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 12,341,647

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 12,341,647

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 12,341,647

H. Overpayment carried forward $(-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Deutsche Bank Securities Inc.
(Name of Corporation, Partnership or other organization)

Angelo Del Giudice
(Authorized Signature)

Managing Director
(Title)

Dated the 11th day of February, 2010

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Dec 31, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 9,107,906,766

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. 289,975

Total additions 289,975

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 18,607,408

(2) Revenues from commodity transactions. 69,481,804

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 283,287,817

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): 633,894

______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 1,485,056,005

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ______

Enter the greater of line (i) or (ii) 1,485,056,005

Total deductions 1,857,066,928

2d. SIPC Net Operating Revenues $ 7,251,129,813

2e. General Assessment @ .0025 $ 18127825

(to page 1 but not less than $150 minimum)

EMPIRE INVESTMENT GROUP, LLC

D/B/A EMPIRE ASSET MANAGEMENT COMPANY

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2009

LEHMAN, NEWMAN & FLYNN
CERTIFIED PUBLIC ACCOUNTANTS

EMPIRE INVESTMENT GROUP, LLC
D/B/A EMPIRE ASSET MANAGEMENT COMPANY
FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2009

TABLE OF CONTENTS

LEHMAN, NEWMAN & FLYNN
CERTIFIED PUBLIC ACCOUNTANTS
14 PENN PLAZA
SUITE 2220
NEW YORK, NEW YORK 10122

MARTIN M. LEHMAN, C.P.A.
BARRY NEWMAN, C.P.A.
SCOTT P. FLYNN, C.P.A.
LAWRENCE A. VOLLARO, C.P.A.

TEL: (212) 736-2220
FAX: (212) 736-8018
WEB: www.lnfcpa.com

Members:
American Institute of CPA's
New York State Society of CPA's

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Empire Investment Group, LLC
New York, NY

We have audited the accompanying statement of financial condition of Empire Investment Group, LLC as of December 31, 2009, and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Empire Investment Group, LLC as of December 31, 2009, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in Schedules I, II, III and IV, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lehman, Newman & Flynn

Lehman, Newman & Flynn
February 24, 2010

EMPIRE INVESTMENT GROUP, LLC
D/B/A EMPIRE ASSET MANAGEMENT COMPANY
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Current assets:	
Cash and cash equivalents	$ 516,455
Investment – money market fund	15,723
Receivables from broker – dealers and clearing organizations	232,302
Other receivables	39,474
Prepaid expense	60,868
Total current assets	864,822
Furniture, fixtures and equipment (net of accumulated depreciation)	52,402
Security deposits	60,865
Total assets	$978,089

LIABILITIES AND MEMBERS' EQUITY

Current liabilities:	
Accounts payable	$ 61,884
Pension payable	95,000
Commissions payable	89,226
Total current liabilities	246,110
Members' equity	731,979
Total liabilities and members' equity	$978,089

The accompanying notes are an integral part of this statement.

EMPIRE INVESTMENT GROUP, LLC
D/B/A EMPIRE ASSET MANAGEMENT COMPANY
STATEMENT OF INCOME AND CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2009

Revenues:	
Investment banking	$ 366,650
Commissions	2,512,659
Consulting income	337,771
Interest Income	19,295
Total revenues	$3,236,375
Operating Expenses:	
Employee compensation and benefits	2,312,980
Brokerage, exchange and clearance fees	129,882
Professional fees	89,117
Occupancy and related depreciation	245,855
Marketing and selling expense	117,951
Insurance expense	31,293
Office expense and postage	67,370
Communications and technology	140,646
Total operating expenses	3,135,094
Income before income taxes	101,281
Provision for income taxes	1,558
Net Income	99,723
Members' Equity - January 1, 2009	632,256
Paid in capital	-0-
Distributions	-0-
Members' Equity – December 31, 2009	$ 731,979

The accompanying notes are an integral part of this statement.

EMPIRE INVESTMENT GROUP, LLC
D/B/A EMPIRE ASSET MANAGEMENT COMPANY
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2009

Cash flows from operating activities:	
Net income	$ 99,723
Adjustments to reconcile net income to net cash used by operating activities:	
Depreciation	17,083
Receivable from broker – dealers and clearing organizations	(119,977)
Investment – money market fund	325,960
Other receivables	75,313
Prepaid expense	(60,868)
Security deposits	30,432
Accounts payable	(2,201)
Accrued expenses and pension payable	-0-
Commissions payable	78,464
Net cash provided by operating activities	443,929
Cash flows from investing activities:	
Capital expenditures	(17,737)
Net cash used in investing activities	(17,737)
Cash flows from financing activities:	
Member distributions	-0-
Net used in financing activities	-0-
Net increase in cash	426,192
Cash at beginning of year	90,263
Cash at end of year	$ 516,455
Supplemental disclosures of cash flow information:	
Cash paid during the year for interest	$ -0-
Cash paid during the year for taxes	$ 5,458

The accompanying notes are an integral part of this statement.

BUSINESS DESCRIPTION

The Company was formed November 2, 2006 under Section 203 of the limited liability company laws of New York State. The Company is a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority. Services provided to clients by the Company include securities brokerage and investment banking.

USE OF ESTIMATES

The preparation of the financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

INCOME TAXES

Under existing provisions of the Internal Revenue Code, the income or loss of a limited liability company is recognized by the members for income tax purposes. For New York City income tax purposes an entity level surcharge is imposed on the Company's allocable income.

REVENUE RECOGNITION

Commission revenues are recorded as income when earned and are shown gross of related brokerage, clearing and exchange fees.

Investment banking revenues arising from securities offerings in which the Company acts as an underwriter or agent are recorded when services for the transactions are substantially completed.

DEPRECIATON

Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years.

STATEMENT OF CASH FLOWS

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid cash investments with original maturities of less than three months that are not held for sale in the ordinary course of business.

CASH AND CASH EQUIVALENTS

At times during the year, the Company had cash balances in financial institutions that exceed Federal depository insurance limits. Management believes that credit risk related to these deposits is minimal.

RECEIVABLES FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from broker-dealers and clearing organizations at December 31, 2009 consist of fees and commissions receivable at that date. The Company clears customer transactions through another broker-dealer on a fully disclosed basis.

FURNITURE, FIXTURES AND EQUIPMENT

Furniture and fixtures	$ 65,492
Office equipment	21,889
	87,381
Less: Accumulated depreciation	(34,979)
Net furniture, fixtures and equipment	$ 52,402

NET CAPITAL

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital as derived, not exceeding 15 to 1. The Company's net capital is computed under Rule 15c3-1, was $518,337 at December 31, 2009, which exceeded required net capital of $100,000 by $418,337. The ratio of aggregate indebtedness to net capital at December 31, 2009 was 47%.

CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty and it is the Company's policy to review, as necessary, the credit standing of each counterparty.

COMMITMENTS AND CONTINGENCIES

Rent Expense and Lease Commitments

The Company conducts its operation from a leased facility. The Company is generally liable for its proportionate share of any increases in real estate taxes and operating expenses. Rent expense relative to this lease was $228,772 for the period ended December 31, 2009. The lease expires October 31, 2014.

The minimum future rental payment under the non-cancelable operating lease having a minimum term in excess of one year as of December 31, 2009, for the next 5 years is as follows:

Date	Amount
December 31, 2010	$ 221,022
December 31, 2011	230,112
December 31, 2012	243,919
December 31, 2013	258,554
October 31, 2014	227,697
	$ 1,181,304

BROKER –DEALER REGULATION

The Company and the financial services industry in general are subject to stringent regulation by U.S. federal and state agencies, securities exchanges, and self-regulating organizations, each of which has been charged with the protection of the financial markets and the interests of those participating in those markets.

EMPIRE INVESTMENT GROUP, LLC
D/B/A EMPIRE ASSET MANAGEMENT COMPANY

SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2009

SCHEDULE 1

EMPIRE INVESTMENT GROUP, LLC
D/B/A EMPIRE ASSET MANAGEMENT COMPANY

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
PURSUANT TO RULE 15c3-1

DECEMBER 31, 2009

Total ownership equity from statement of financial condition	$731,979
Total nonallowable assets from statement of financial condition	213,609
Net capital before haircuts on securities positions	518,370
Haircuts on securities	33
Net capital	$518,337
Aggregate indebtedness:	
Total A.I. liabilities from statement of financial condition	$246,110
Total aggregate indebtedness	$246,110
Percentage of aggregate indebtedness to net capital	47%
Computation of basic net capital requirement:	
Minimum net capital required (6.67% of A.I.)	$ 16,415
Minimum dollar net capital requirement of reporting broker or dealer	$100,000
Net capital requirement	$100,000
Excess net capital	$418,337
Excess net capital at 1000%	$493,726

SCHEDULE 1 (CONTINUED)

EMPIRE INVESTMENT GROUP, LLC
D/B/A EMPIRE ASSET MANAGEMENT COMPANY

RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
(X-17A-5)

AT DECEMBER 31, 2009

	Focus Report- Part IIA Period ended December 31, 2009	Adjustments	Annual Financial Statements At December 31, 2009
COMPUTATION OF NET CAPITAL			
Total ownership equity from statement of financial condition	$884,759	$(152,780)*	$731,979
Deductions and/or charges;			
Total nonallowable assets from statement of financial condition	(407,389)	193,780*	(213,609)
Haircuts on securities	(33)	-0-	(33)
Total deductions	(407,422)	193,780	(213,642)
Net capital	$ 477,337	$ 41,000	$ 518,337

Note:
*Adjustment reflects reduction of tax accruals, reclassification of expense reimbursement and write down of miscellaneous receivables.

SCHEDULE II

EMPIRE INVESTMENT GROUP, LLC
D/B/A EMPIRE ASSET MANAGEMENT COMPANY

INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3

DECEMBER 31, 2009

The Company claims an exemption from Rule 15c3-3 relating to possession or control of securities as all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

SCHEDULE III

EMPIRE INVESTMENT GROUP, LLC
D/B/A EMPIRE ASSET MANAGEMENT COMPANY

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTION ACCOUNTS

DECEMBER 31, 2009

The Company claims exemption from the segregation requirements of the Commodities Futures Act since it has no commodity customers as the term is defined in Regulation 1.3(k).

SCHEDULE IV

EMPIRE INVESTMENT GROUP, LLC
D/B/A EMPIRE ASSET MANAGEMENT COMPANY

COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS FOR BROKER-DEALER UNDER
RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2009

The Company, is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

LEHMAN, NEWMAN & FLYNN
CERTIFIED PUBLIC ACCOUNTANTS
14 PENN PLAZA
SUITE 2220
NEW YORK, NEW YORK 10122

MARTIN M. LEHMAN, C.P.A.
BARRY NEWMAN, C.P.A.
SCOTT P. FLYNN, C.P.A.
LAWRENCE A. VOLLARO, C.P.A.

TEL: (212) 736-2220
FAX: (212) 736-8018
WEB: www.lnfcpa.com

Members:
American Institute of CPA's
New York State Society of CPA's

Independent Registered Public Accounting Firm's Report on Internal Control Structure

Members of
Empire Investment Group, LLC

We have audited Empire Investment Group, LLC 's internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Empire Investment Group, LLC 's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Empire Investment Group, LLC maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control- Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the financial statement as of and for the year ended December 31, 2009 of Empire Investment Group, LLC and our report dated February 24, 2010 expressed an unqualified opinion on those financial statements.

Lehman, Newman & Flynn

Lehman, Newman & Flynn CPAs
Certified Public Accountants
New York, NY
February 24, 2010